SECURITIES AND EXCHANGE COMMISSION

06005624

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8 - 65405

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Managed Financial Broker Services, L.L.C.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14505 Torrey Chase Blvd, Suite 110
(No. and Street)

Houston (City) Texas (State) 77014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joi Murphy (281) 880-7200
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

**2300 Honey Locust Drive** (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/23/06

# OATH OR AFFIRMATION

I, Joi Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**Managed Financial Broker Services, L.L.C.**, as of

December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Joi Murphy
Signature

Chief Financial Officer
Title

Thelma L. Demery
Notary Public

THELMA L. DEMERY
Notary Public, State of Texas
My Commission Expires
April 20, 2009

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MANAGED FINANCIAL BROKER SERVICES, L.L.C.

## FINANCIAL REPORT

## DECEMBER 31, 2005

## CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT

To the Members
Managed Financial Broker Services, L.L.C.

We have audited the accompanying statement of financial condition of Managed Financial Broker Services, L.L.C. as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managed Financial Broker Services, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 15, 2006



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

**MANAGED FINANCIAL BROKER SERVICES, L.L.C.**
**Statement of Financial Condition**
**December 31, 2005**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 16,469 |
| Commissions receivable | 51,398 |
| Prepaid expenses | 1,680 |
| Deposit | 1,710 |
| **TOTAL ASSETS** | $ 71,257 |

## LIABILITIES AND MEMBERS' EQUITY

### Liabilities

| | |
|---|---|
| Accounts payable | $ 161 |
| Commissions payable | 41,047 |
| Accrued expenses | 1,884 |
| Total Liabilities | 43,092 |
| Members' Equity | 28,165 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 71,257 |

See notes to financial statements.

**MANAGED FINANCIAL BROKER SERVICES, L.L.C.**
**Statement of Income**
**Year Ended December 31, 2005**

| | |
|---|---|
| **Revenue** | |
| Revenue from the sale of investment company shares | $ 290,273 |
| Variable annuity commissions | 4,480 |
| Interest income | 146 |
| TOTAL REVENUE | 294,899 |
| **Expenses** | |
| Compensation and related costs | 242,962 |
| Occupancy and equipment costs | 16,632 |
| Regulatory fees and expenses | 8,462 |
| Management fees | 12,000 |
| Professional fees | 9,487 |
| Other expenses | 7,011 |
| TOTAL EXPENSES | 296,554 |
| **NET LOSS** | $ (1,655) |

See notes to financial statements.

## MANAGED FINANCIAL BROKER SERVICES, L.L.C.
### Statement of Changes in Members' Equity
### Year ended December 31, 2005

| | |
|---|---|
| Members' equity, December 31, 2004 | $ 29,820 |
| Net loss | (1,655) |
| Members' equity, December 31, 2005 | $ 28,165 |

See notes to financial statements.

## MANAGED FINANCIAL BROKER SERVICES, L.L.C.
### Statement of Cash Flows
### Year Ended December 31, 2005

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (1,655) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Change in assets and liabilities: | |
| Increase in commissions receivable | (745) |
| Increase in prepaid expenses | (1,446) |
| Decrease in accounts payable | (102) |
| Increase in commissions payable | 4,734 |
| Increase in accrued expenses | 291 |
| Decrease in income taxes payable | (1,553) |
| Net cash used in operating activities | (476) |
| **Cash flows from financing activities:** | |
| Distributions to members | (9,980) |
| Net decrease in cash | (10,456) |
| Cash at beginning of year | 26,925 |
| Cash at end of year | $ 16,469 |

**Supplemental Disclosures of Cash Flow Information:**

Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ 1,553 |

See notes to financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Managed Financial Broker Services, L.L.C. (Company) was organized in the state of Texas in January 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also a registered insurance agency with the Texas Department of Insurance. The Company's customers are primarily individual located throughout the state of Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company limit its securities business to the distribution of mutual funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds and highly liquid investments, with an original maturity of three months or less are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes.

Distributions to Members

The Company records distributions to its members on the declaration date. The Company declared $9,980 of distributions to members in 2004, which were paid in 2005.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

**Note 2 - Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $12,624 and $5,000, respectively. The Company's net capital ratio was 3.4 to 1.

**Note 3 - Income Taxes**

The Company had a current year tax loss. The Company has a net operating loss carryforward of approximately $1,600 available to offset future taxable income, which expires in 2025. The net operating loss carryforward creates a deferred tax asset of approximately $250, however, the entire amount has been offset by a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying financial statements.

## Note 4 - Commitments and Contingencies

Operating Leases

The Company leases office space under a noncancelable operating lease expiring in September 2007. Future minimum lease payments due for each of the years ending December 31, are as follows:

| | |
|---|---|
| 2006 | $ 18,570 |
| 2007 | 15,390 |
| Thereafter | - |
| | $ 33,960 |

Office rent expense for the year was $16,632 and is reflected in the accompanying statement of income as occupancy and equipment costs.

## Note 5 - Related Party Transactions

Under a Management Agreement (Agreement) effective December 18, 2003, a related party provides the Company with management services, office space, office equipment and supplies and incurs overhead expenses for the benefit of the Company. The initial term of the Agreement is one year and the Agreement renews automatically for successive one year terms unless terminated by either party upon ninety days written notice prior to the anniversary date of the Agreement. The Agreement allows the Company to waive any such portion of the fees in order for the Company to remain in compliance with its minimum net capital requirements (See Note 2). Fees incurred for the year ended December 31, 2005 under this Agreement totaled $12,000. The Agreement was not consummated on terms equivalent to arms length transactions.

## Schedule II

**MANAGED FINANCIAL BROKER SERVICES, L.L.C.**
**Reconciliation of the Computation of Net Capital**
**with that of the Registrant as**
**Filed in Part IIA of Form X-17a-5**
**As of December 31, 2005**

| | |
|---|---|
| Net capital as reported by Registrant in Part IIA of Form X-17a-5 | |
| as of December 31, 2005 (unaudited) | 8,275 |
| Audit adjustments: | |
| Reclassification of non-allowable commissions receivable to allowable | 4,096 |
| Decrease in accrued expenses | 253 |
| Net capital as computed on Schedule I | $ 12,624 |

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Managed Financial Broker Services, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Managed Financial Broker Services, L.L.C. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 15, 2006